

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046138

February 28, 2005

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/28/2005

Re: Time Warner Inc.
Incoming letter dated January 13, 2005

Dear Ms. Waxenberg:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to Time Warner by William Steiner. We also have received letters on the proponent's behalf dated January 21, 2005 and January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

January 13, 2005

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by William Steiner (naming John Chevedden as his Proxy)

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from William Steiner (the "Proponent"), naming John Chevedden as his proxy. The Proposal requests that the Company amend its By-laws to provide that "no officer . . . receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation."

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law. The enclosed opinion of Richards, Layton & Finger, P.A., the Company's special Delaware counsel, supports this position.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the opinion of Richards, Layton & Finger, P.A. (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Ground for Omission

The Proposal, if implemented, would cause the Company to violate state law and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. As noted above, the Proposal, if implemented, would require the Company to obtain the approval of the "*majority of stockholders* within one year preceding the payment of such compensation" (emphasis added). The requirement that approval be obtained by a vote of the "majority of stockholders" is also known as per capita voting.

As explained in the opinion provided by Richards, Layton & Finger, P.A., the Proposal deviates from the statutory default "one share, one vote" rule set forth in Section 212(a) of the Delaware General Corporation Law (the "DGCL"). Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. The Company's Restated Certificate of Incorporation does not authorize per capita voting. Accordingly, as set forth in the legal opinion, the Company does not have the power and authority to adopt the Proposal, and, if implemented, the Proposal would violate the DGCL. Although the Proposal "recommend[s]" that the Company adopt the proposed By-law amendment, we note that even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. The opinion of Richards, Layton & Finger, P.A. states that the fact that the Proposal is precatory does not affect its conclusion. *See also GenCorp Inc.* (December 20, 2004) (concurring that a precatory proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)).

Finally, it is noteworthy that the Proposal submitted to the Company by the Proponent is identical to a proposal that the Proponent submitted to Hewlett-Packard Company ("HP"). The Staff recently confirmed that it would not recommend enforcement action if HP omitted that identical proposal from its proxy materials pursuant to Rule 14a-8(i)(2). *See Hewlett-Packard Company* (January 6, 2005).

In sum, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law.

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reason. If you have any questions or if the Staff is unable to agree with our conclusion without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: William Steiner
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968


RECEIVED
OCT 7 2004
PAUL F. WASHINGTON

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
75 Rockefeller Plz
New York NY 10019

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,




William Steiner | Date

cc: Paul F. Washington, Corporate Secretary
PH: 212 484-8000
FX: 212 489-6183
FX: 212-484-7174

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 13, 2005

Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Time Warner Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on January 11, 2001, the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations or Restrictions thereof, of Series LMC Common Stock as filed with the Secretary of State on January 11, 2001, the Certificate of the Voting Powers, Designations, Preferences, and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations or Restrictions thereof, of Series LMCN-V Common Stock as filed with the Secretary of State on January 11, 2001, the Certificate of the Voting Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights and Qualifications, Limitations or Restrictions thereof, of Series A Mandatorily Convertible Preferred Stock of the Company as filed with the Secretary of State on March 31, 2003 and the Certificate of Merger of the Company as filed with the Secretary of State on October 10, 2003 (collectively, the "Certificate");

(ii) the By-laws of the Company as adopted on January 22, 2004 (the "By-laws"); and

(iii) the Proposal, received by the Company on October 7, 2004.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal recommends that the By-laws be amended to add the following language:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

DISCUSSION

You have asked our opinion as to whether the Company has the power and the authority to adopt the Proposal and, if implemented by the Company, whether the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The Proposal requests that the Company amend the By-laws to provide that the officers of the Company may receive annual compensation in excess of prescribed limitations only if a "majority of the stockholders" of the Company approves such compensation within one year preceding the payment of such compensation. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. As such, the "per capita" scheme set forth in the Proposal deviates from the statutory default "one-vote-per-share" rule set forth in Section 212(a) of the General Corporation Law. Section 212(a) provides, in pertinent part:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder....

8 Del. C. § 212(a). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2003) (hereinafter, "Drexler") ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) (hereinafter, "Folk") ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.16, at 7-31 (2004) (hereinafter, "Balotti & Finkelstein") ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added);[1] cf. 2 Model Business Corporation Act § 7.21, 7-98 (2002 Supp.) ("Every jurisdiction follows the Model Act pattern of providing that, unless otherwise provided in the articles of incorporation, each outstanding share is entitled to one vote on each matter presented for stockholder action[.]"). The Company's Certificate provides: "Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote." Thus, the Certificate does not provide for per capita voting, and

[1] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

implementation of the Proposal would cause the By-laws to conflict with the Certificate.

The Delaware courts have repeatedly held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in a certificate of incorporation provision. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 195 (emphasis added). At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.... It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. See also 18A Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

In Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977), the Delaware Supreme Court again addressed the validity of a provision in a corporate document that provided stockholders with more or less than one vote per share under certain circumstances by virtue of a scaled voting provision which provided that

> each stockholder shall be entitled to one vote for every share of the common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

378 A.2d at 122 n.2. The plaintiffs contended that this provision was invalid on the basis that Section 151(a) of the General Corporation Law requires shares to have uniform voting rights. The Court noted that Section 151(a) neither permitted nor prohibited the scaled voting provision at issue. Rather, the Court concluded that the scaled voting restriction was valid under Section 212(a) of the General Corporation Law. The Court stated: "Under § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation ...." Id. at 123 (emphasis added).

The Delaware Court of Chancery upheld a per capita voting provision on similar grounds in Sagusa, Inc. v. Magellan Petroleum Corp., C.A. No. 12977 (Del. Ch. Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. 1994). In Sagusa, defendant Magellan's certificate of incorporation provided that "[a]ny matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting ... but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon...." Slip op. at 1. The plaintiffs argued that the per capita voting provision violated the public policy favoring one vote per share established in Section 212(a) of the General Corporation Law. The Court disagreed, finding that

> per capita voting provisions are valid under § 212(a).... The statute provides, in relevant part, "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

Slip op. at 5-6. (emphasis added). Thus, the Court upheld the per capita voting provision but only because Magellan's certificate of incorporation contained a provision authorizing a deviation from the one-vote-per-share rule.

The Delaware courts most recently addressed the validity of a certificate of incorporation provision that provided stockholders with something other than one-vote-per-share in Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd, 671 A.2d 1368 (Del. 1996). In Geier, the Delaware Court of Chancery dismissed a claim that a tenured voting provision was invalid as a matter of law. The defendant corporation's amended certificate of incorporation provided:

> common stockholders who owned their shares prior to the recapitalization and those who thereafter acquire stock and hold it for three years continuously are entitled to ten votes per share. Any stockholder not falling within one of those two categories is entitled to only one vote per share.

Slip op. at 1. The plaintiffs argued that the provision was invalid, inter alia, because it was contained in an amendment to the certificate of incorporation instead of the corporation's original certificate of incorporation. The Court disagreed, holding that as long as the voting restriction was contained in the corporation's certificate of incorporation, whether amended or otherwise, it was valid under the General Corporation Law.

The legislative history of Section 212(a) and the commentary with respect thereto confirm that alteration of the one-vote-per-share rule is permissible only when accomplished by a certificate of incorporation provision. Under the General Corporation Law, as originally enacted in 1883, a corporation's bylaws determined a stockholder's voting rights. In particular, Section 18 of the General Corporation Law provided that a corporation's bylaws could determine "what number of shares shall entitle the stockholders to one or more votes." 17 Del. L. Ch. 147, § 18 (1883). The Delaware Constitution of 1897, Art. 9, § 6 changed this rule by providing that "in all elections where directors are managers of stock corporations, each shareholder shall be entitled to one vote for each share of stock he may hold." See David L. Ratner, The Government of Business Corporations: Critical Reflections on the Rule of "One Share, One Vote," 56 Cornell L. Rev. 1 (1970). In 1901 and 1903, the Delaware legislature amended the Constitution to strike out Art. 9, § 6, and simultaneously, Section 17 of the General Corporation Law was enacted to become the progenitor of the present Section 212(a), providing that the one-share-one-vote rule applies "unless otherwise provided in the certificate of incorporation." 22 Del. L. Ch. 166 (1901); Brooks v. State, 79 A. 790, 793 (Del. 1911); cf. Debra T. Landis, Validity of Variations from One Share-One Vote Rule under Modern Corporate Law, 3A A.L.R. 1204 (4th ed. 2004) ("At common law, shareholders of a corporation were each entitled to one vote, regardless of the number of shares owned. Modernly, in the absence of an express statutory or charter provision to the contrary, each shareholder is generally entitled to one vote per share owned.").

In 1967, when the Delaware legislature approved a comprehensive revision of the General Corporation Law, commentators noted of Section 212(a):

> As in the past, each stockholder is entitled to one vote for each share of stock held by him, unless otherwise provided in the certificate of incorporation.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 334 (Prentice-Hall 1967). Section 212(a) then provided in its entirety: "Unless otherwise provided in the certificate of incorporation and subject to the provisions of section 213 of this title, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a) (1967). In 1969, a second sentence was added to Section 212(a) to clarify that per capita voting and other forms of multiple or fractional voting, when authorized by the corporation's certificate of incorporation, could be conferred on all matters submitted for stockholder action under the General Corporation Law, not just the election of directors. Commentators noted, in pertinent part:

> Section 212 of the prior statute provided that each stockholder should be entitled to one vote for each share of capital stock held by him on the record date unless the certificate of incorporation provided that he should have a different vote. This clearly authorized charter provisions which granted to a class or series of a class more than one vote per share or a fraction of a vote per share at least with respect to the election of directors. It was unclear, however, whether multiple or fractional voting rights could be validly conferred with respect to such matters as amendment of the certificate of incorporation, sale of assets and dissolution. It seemed clear from the wording of the sections governing mergers that multiple voting or fractional voting could not be recognized in a vote upon a merger. The amendment to this section makes it clear that the certificate of incorporation may effectively provide for such voting on all matters.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1969 Amendments to the Delaware Corporation Law 347 (Prentice-Hall 1969) (emphasis added). Similarly, the Official Comment to the 1969 amendment to Section 212(a) confirms that if stockholders are to be provided with more or less than one vote per share, a provision providing for such a vote must be included in the corporation's certificate of incorporation. The Official Comment provides:

> The amendment to Section 212(a) clarifies references in the corporation law to "a majority or other proportion of stock" where the certificate of incorporation provides for more or less than one vote per share.

2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, VII-8 (2004 Supp.) (emphasis added). Indeed, the current second sentence of Section 212(a) confirms that stockholders may have multiple or fractional votes per share only when the certificate of incorporation so provides. The second sentence of Section 212(a) provides:

> If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 Del. C. § 212(a) (emphasis added). Thus, the General Corporation Law recognizes that stockholders of a Delaware corporation may have more or less than one vote per share on any matter submitted to a vote of the corporation's stockholders under the General Corporation Law but only "if the certificate of incorporation [so] provides." 8 Del. C. § 212(a).

Because an alteration of the one-vote-per-share rule must be contained in a corporation's certificate of incorporation, the Proposal, if implemented, would violate Delaware law. Moreover, even if the Proposal were changed to request an amendment to the Certificate to implement its per capita voting scheme, the Company could not commit to implement such a Proposal. Any such amendment first must be adopted and declared advisable by the Board of Directors of the Company (the "Board") and then submitted to the stockholders for their approval. 8 Del. C. § 242.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/LRS/DH

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

The company has stated, although it has not emphasized the point, that it would be possible for the company, a Delaware company, to adopt per capita voting. Thus this proposal would properly apply to any future time the company would have per capita voting.

Hence the second opinion in the worst case could only limit the application of the proposal. Additionally the company does not claim that the current board has the power to bind future boards from adopting per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

Additionally the intuitive interchangeably of "majority of the stockholders" with majority vote or one share, one vote is supported by the fact that one company received this proposal in August 2004 and did not question this point until January 2005 – a full two months after its initial no action request.

Sincerely,



John Chevedden

cc:
William Steiner
Susan Waxenberg

Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Time Warner Inc. (TWX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be per capita voting.

If our company insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then our company could then concurrently adopt per capita voting under state law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is thus believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Sincerely,



John Chevedden

cc:
William Steiner
Susan Waxenberg

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 13, 2005

The proposal recommends that Time Warner amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Time Warner to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Heather L. Maples
Special Counsel